Exhibit 99.1

GasLog Ltd. Announces Take Private Transaction with BlackRock’s Global Energy & Power Infrastructure
Team

Piraeus, Greece — February 22, 2021 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with BlackRock’s Global Energy & Power Infrastructure team (collectively, “GEPIF”), which is focused on essential, long-term infrastructure investments in the energy and power sector. Under the Merger Agreement, GEPIF will acquire all of the outstanding common shares of GasLog that are not held by certain existing shareholders of GasLog, including Blenheim Holdings Ltd., which is wholly owned by the Livanos family, and a wholly owned affiliate of the Onassis Foundation (collectively, the “Rolling Shareholders”), in exchange for $5.80 in cash per common share (the “Transaction”). The $5.80 per share acquisition price represents a 17% premium to the closing price of GasLog’s common shares on February 19, 2021 and a 22% premium to the volume weighted average share price of GasLog’s common shares over the last 30 days. Immediately following the completion of the Transaction, the Rolling Shareholders will continue to hold approximately 55% of the outstanding common shares of GasLog and GEPIF will hold approximately 45%. Promptly after completion of the Transaction, the common shares of GasLog will be delisted from the New York Stock Exchange.

A special committee (the “Special Committee”) of the Board of Directors of GasLog (the “Board”), comprised solely of independent and disinterested directors and advised by its own independent legal and financial advisors, unanimously recommended that the Board approve the Merger Agreement and determined that the Transaction was in the best interests of GasLog and its public shareholders. Acting upon the recommendation of the Special Committee, the members of the Board unanimously approved the Merger Agreement and the Transaction and recommended non-Rolling Shareholders vote in favor of the Transaction.

“This transaction is a transformative next step for GasLog, offering shareholders an immediate and considerable premium for their shares and allowing for access to growth capital currently absent in the public equity markets,” said Peter G. Livanos, Chairman of GasLog. “I am delighted to be partnering with BlackRock’s GEPIF team, an ideal complement to our management team, given our shared values of safety, sustainability and operational excellence. BlackRock’s GEPIF team has a track record of success in supporting energy infrastructure businesses such as ours. I am confident that our employees offshore and on shore, customers and lending relationships will enjoy the many and substantial benefits of this partnership.”

“We are excited to partner with GasLog’s world-class management team to facilitate the company’s strong capabilities in meeting the  growing global demand for LNG, particularly in Asia, through its fleet of modern, efficient vessels,” said Mark Florian, Head of BlackRock’s Global Energy & Power Infrastructure team. “As the global shift to more environmentally-friendly energy sources such as natural gas and renewables from coal and other fuels continues, we are pleased to invest in an infrastructure business supported by long-term contracts with leading energy companies and that supports the global energy transition.”

The Transaction is expected to close in the second quarter of 2021, subject to approval of the Transaction by GasLog shareholders at a special meeting, including by a majority of the shares held by the non-Rolling Shareholders present at the shareholders meeting that will be held in connection with the Transaction, and the satisfaction or waiver of certain customary closing conditions.

GasLog’s preference shares as well as the common and preference units of GasLog Partners LP are expected to remain outstanding and continue to trade on the New York Stock Exchange immediately following the completion of the Transaction.

Evercore is acting as financial advisor to the Special Committee and Cravath, Swaine & Moore LLP and Appleby (Bermuda) Limited are acting as legal counsel to the Special Committee. Credit Suisse Securities (USA) LLC is acting as financial advisor to GasLog. Linklaters LLP is acting as legal counsel to Blenheim Holdings Ltd.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the closing of the Transaction, that GasLog expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	the ability of GasLog and GEPIF to consummate the Transaction is difficult to predict, involve uncertainties that may materially affect actual results and that may be beyond the control of GasLog and GEPIF, including, but not limited to, the satisfaction of the conditions to the closing of the Transaction or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or cause delays in the consummation of the Transaction;
•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities;
•	funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	the time that it may take to construct and deliver new buildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•	the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact of environmental liabilities on us and the shipping industry, including climate change;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
•	other risks and uncertainties described in the GasLog’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020, August 5, 2020 and November 10, 2020, and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

GasLog

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

BlackRock

Christopher Beattie

Phone: +1 332-205-2680

Email: christopher.beattie@blackrock.com

Venetia Hendy

Phone: +44 7776496563

Email: venetiaceleste.hendy@blackrock.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 18 (16 on the water and two on order) are owned by GasLog, two have been sold to a subsidiary of Mitsui & Co. Ltd. and to CMBFL, respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About BlackRock Real Assets

In today’s dynamic and complex global investing market, BlackRock Real Assets seeks to help clients access real assets that could help meet their investment goals by providing a distinct range of well defined, outcome orientated strategies, along the investment risk-return spectrum.

BlackRock Real Assets’ dedicated teams of industry and sector specialists deliver global reach, with deep local expertise. They have decades of relevant experience, are deeply embedded in their operating industries by sector and geography and have developed strong partnership networks over time. BlackRock’s culture of risk management, knowledge sharing and investment discipline sets BlackRock Real Assets apart and underpins all that they do. With over 390 professionals in 30 offices managing over US$60 billion in client commitments as of December 31, 2020, BlackRock Real Assets partners with clients to provide solutions tailored to individual portfolio needs such as income, growth, liquid or balanced real assets outcomes.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate.

This press release is not an offering of securities for sale in any jurisdiction.

Certain participants in the Transaction will prepare and file with the SEC a Schedule 13E-3 Transaction Statement, which will contain important information on GasLog, BlackRock, GEPIF, the Transaction and related matters, including the terms and conditions of the Transaction. Shareholders of GasLog are urged to carefully read these documents, as they may be amended from time to time, before making any decision with respect to the Transaction. The Schedule 13E-3 and all other documents filed with the SEC in connection with the Transaction will be available when filed, free of charge, on the SEC’s website at www.sec.gov. In addition, these documents will be made available, free of charge, to shareholders of GasLog who make a written request to the investor contact above. This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any filings that may be made with the SEC should the Transaction proceed.